Exhibit (a)(1)(H)

This announcement is not an offer to buy or the solicitation of an offer to sell any Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase dated August 27, 2010 and the related Letter of Transmittal and any amendments or supplements thereto. Purchaser (as defined below) is not aware of any state where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares pursuant thereto, Purchaser will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, Purchaser cannot comply with the state statute, Purchaser will not make the Offer to, nor will tenders be accepted from or on behalf of, the holders of Shares in that state. Except as set forth above, the Offer is being made to all holders of Shares. In any jurisdiction where the securities, “blue sky” or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

3PAR INC.

at

$27.00 Net Per Share

by

Rio Acquisition Corporation

a wholly-owned subsidiary of

Hewlett-Packard Company

Rio Acquisition Corporation, a Delaware corporation (“Purchaser”) and wholly-owned subsidiary of Hewlett-Packard Company, a Delaware corporation (“HP”), is offering to purchase all outstanding shares of common stock, par value $0.001 per share (“Shares”), of 3PAR Inc., a Delaware corporation (“3PAR”), at a purchase price of $27.00 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 27, 2010 and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”). Stockholders of record who tender directly to Computershare Trust Company, N.A. (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,
NEW YORK CITY TIME, ON FRIDAY, SEPTEMBER 24, 2010, UNLESS THE OFFER IS EXTENDED.

The purpose of the Offer is to acquire control of, and the entire equity interest in, 3PAR. Purchaser currently intends, as soon as practicable after consummation of the Offer, to seek maximum representation on 3PAR’s board of directors and to seek to have 3PAR consummate a merger or other similar business combination with it. Pursuant to such merger or business combination, outstanding Shares not owned by HP or its subsidiaries (including Purchaser) would be converted into the right to receive cash in an amount equal to the price per Share provided pursuant to the Offer.

The Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn before the expiration of the Offer a number of Shares which, together with the Shares then owned by HP and its subsidiaries (including Purchaser), represents at least a majority of the total number of Shares outstanding on a fully diluted basis, (ii) HP being satisfied, in its reasonable discretion, that the Agreement and Plan of Merger, dated August 15, 2010 (as amended), by and among Dell Inc., Dell Trinity Holdings Corp., and 3PAR has been terminated and that a definitive merger agreement, in a form satisfactory to HP in its reasonable discretion, among 3PAR, HP and Purchaser has been executed, (iii) HP being satisfied, in its reasonable discretion, that the provisions of Section 203 of the Delaware General Corporation Law do not apply to or otherwise restrict the Offer and the proposed merger with 3PAR and (iv) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. The Offer is also subject to other conditions. See Section 13—“Conditions of the Offer” of the Offer to Purchase.  There is no financing condition to the Offer.

HP and Purchaser are seeking to enter into a definitive agreement with 3PAR as to a business combination. Subject to applicable law, Purchaser expressly reserves the right to terminate or amend the Offer (including amending the number of Shares to be purchased, the Offer Price and the consideration to be offered in the proposed merger), including in connection with discussions relating to a business combination or upon entering into a merger agreement with 3PAR.

After the expiration of the Offer, if all of the conditions to the Offer have been satisfied or waived, but 100% of the Shares have not been tendered, Purchaser may, pursuant to Rule 14d-11 under the Securities Exchange Act of 1934 elect to provide a subsequent offering period of between 3 and 20 business days beginning the next business day after the expiration of the Offer.  Purchaser does not currently intend to provide a subsequent offering period, although it reserves the right to do so.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date of the Offer.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn if and when it gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer.  Upon the terms and subject to the conditions of the Offer, Purchaser will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price therefor with the Depositary, which will act as agent for the tendering stockholders for purposes of transmitting such payments to the tendering stockholders.  Under no circumstances will Purchaser pay interest on the purchase price for Shares by reason of any extension of the Offer or any delay in payment for Shares.

In all cases, Purchaser will pay for Shares accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) certificates representing such Shares or timely confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3 of the Offer to Purchase; (ii) a properly completed and duly executed Letter of Transmittal (or facsimile thereof) with all required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined in Section 3 of the Offer to Purchase) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal.

Shares tendered pursuant to the Offer may be withdrawn at any time on or prior to the expiration of the Offer. Thereafter, tenders are irrevocable, except that Shares tendered may also be withdrawn after October 25, 2010, unless Purchaser has already accepted them for payment. For a withdrawal of Shares to be effective, the Depositary must timely receive a written or facsimile transmission notice of withdrawal at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name in which the certificates representing such Shares are registered, if different from that of the person who tendered such Shares.  The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 3 of the Offer to Purchase), unless such Shares have been tendered for the account of any Eligible Institution.  If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the name of the registered owner and the serial numbers shown on such certificates must also be furnished to the Depositary. Purchaser will determine, in its sole discretion, all questions as to validity, form, eligibility (including time of receipt) and acceptance of any notice of withdrawal, and such determination will be final and binding. No withdrawal of Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Purchaser, HP or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded and any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer.  Withdrawn Shares may, however, be retendered by following one of the procedures for tendering Shares described in Section 3 of the Offer to Purchase at any time prior to the expiration of the Offer.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934 is contained in the Offer to Purchase and is incorporated herein by reference.

A request is being made of 3PAR for its stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. Purchaser will send the Offer to Purchase and the related Letter of Transmittal to record holders of Shares and to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The receipt of cash as payment for the Shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. For a more detailed description of certain U.S. federal income tax consequences of the Offer, see Section 5 of the Offer to Purchase. Each holder of Shares should consult its own tax advisor regarding the particular tax consequences to the holder of the Offer, including any tax consequences that may arise under the laws of any state, local, foreign or other non-United States taxing jurisdiction and the possible effects of changes in United States federal or other tax laws.

The Offer to Purchase and the related Letter of Transmittal contain important information.  Stockholders should carefully read both documents in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies. Such copies will be furnished promptly at our expense.  Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent) for soliciting tenders of Shares pursuant to the Offer. To confirm delivery of Shares, stockholders are directed to contact the Depositary at (781) 575-2332.

The Depositary for the Offer is:

By Mail:	By Facsimile Transmission:	By Hand or Overnight Courier:

Computershare c/o Voluntary Corporate Actions P.O. Box 43011 Providence, RI 02940-3011	For Eligible Institutions Only: (617) 360-6810 For Confirmation Only Telephone: (781) 575-2332	Computershare c/o Voluntary Corporate Actions 250 Royall Street, Suite V Canton, MA 02021

The Information Agent for the Offer is:

501 Madison Avenue, 20th Floor

New York, New York 10022

Stockholders Call Toll-Free: (888) 750-5834

Banks and Brokers Call Collect: (212) 750-5833

August 27, 2010